Anthony S. Colatrella

Chief Financial Officer

January 22, 2010

Mr. Jeffrey Gordon, Staff Accountant
Ms. Jeanne Baker, Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4631
Washington, D.C.  20549-4631

RE:    Momentive Performance Materials Inc.
Form 10-K for the fiscal year ended December 31, 2008
Forms 10-Q for the periods ended March 29, 2009 and June 28, 2009
File No. 333-146093

Dear Mr. Gordon and Ms. Baker:

We are in receipt of the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 7, 2010 (the “SEC Comment Letter”) regarding the above referenced Momentive Performance Materials Inc. (the “Company”) filings (the “Reports”).

We have responded to each of your comments below.  For the Staff’s convenience, the numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter.  Also for ease of the Staff’s review, the Company’s responses are set forth below each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.         Staff’s Comment:  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

** Confidential information omitted and filed separately with the Commission.

Mr. Jeffrey Gordon, Staff Accountant
Ms. Jeanne Baker, Assistant Chief Accountant
January 22, 2010

Response:  We have included in this response letter examples of additional disclosures and revisions to the disclosures in the Reports, numbered to correspond to the numbered comments contained in the SEC Comment Letter.  The Company confirms that however, where applicable, it will include disclosures similar in scope and detail to these additional and revised disclosures in its future filings.

Item 7-Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 31

Goodwill and Other Intangible Assets, page 31

2.  Staff Comment:  We have reviewed your response to prior comment 2 from our letter dated November 4, 2009.  Your response indicates that you believe each region of the Silicones segment has similar economic characteristics and qualifies for aggregation into one reporting unit.  Please provide us with your key metrics used in your quantitative analysis including the amount of revenue, gross profit and gross margin for each region in the Silicones segment for each of the last five years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information.  Please ensure that you also show the dollar and percentage changes from period to period in your analysis.  Please include detailed explanations for any apparent differences in economic characteristics and trends and explain why each of these differences would not be considered an indication of differences in economic characteristics and your basis for concluding that each difference was only temporary.  In addition, please address any differences in regulatory schemes for each region and how you considered any such differences in concluding that the Silicones segments represented a single reporting unit pursuant to paragraph 30 of SFAS 142.

Response:   We have supplementally provided and separately filed as Attachment 1 the historical five-year comparisons of the Silicones regional sales,

Mr. Jeffrey Gordon, Staff Accountant
Ms. Jeanne Baker, Assistant Chief Accountant
January 22, 2010

contribution margin and contribution margin percentages including the Predecessor period for the years ended 2004 through 2006.  For the predecessor period, the Europe and Pacific regions were owned by joint ventures that operated independently.  As part of the acquisition in December 2006, MPM acquired the ownership share of both General Electric and the applicable joint venture partner.

For the three years since the acquisition, contribution margin percentages (sales less cost of sales excluding depreciation) generated by each region have been [**] in 2009.

For the three-year period ended 2009, average annual sales have [**] in the Americas, Europe and Pacific regions, respectively, due to the global economic slowdown that commenced in the third quarter of 2008.  Excluding the impact of currency fluctuations, the average annual sales decrease for the three-year period ended 2009 for the Americas, Europe and Pacific regions was [**].  [**], in support of our global supply chain initiatives.

As communicated to you in our prior response, management of the Company determined the Silicones operating segment to be a single reporting unit pursuant to paragraph 30 of SFAS 142 because we concluded that the geographic regions were separate components that met the criteria for aggregation as a single reporting unit. We believe that the attached five-year summary of sales, contribution margin and contribution margin percentage, together with our evaluation of other specific criteria outlined in our previous response, support this conclusion.

In connection with potential regional differences in regulatory schemes relative to paragraph 30 of SFAS 142, we recognized that our worldwide operations are subject to many different regulatory schemes worldwide. As we noted in our prior responses, we manage regulatory issues, including environmental, health and safety matters, on a global basis. In this regard, we typically adopt global manufacturing standards and programs across our jurisdictions in order to allow

** Confidential information omitted and filed separately with the Commission.

Mr. Jeffrey Gordon, Staff Accountant
Ms. Jeanne Baker, Assistant Chief Accountant
January 22, 2010

for global distribution of our products, safe manufacturing, and best practice sharing. For example, the company uses OSHA based standards for instituting safety programs throughout the world.  Manufacturing facilities employ commonly accepted control technologies globally, taking into consideration the Company’s international standards and practices, regional requirements and conditions, and the type of manufacturing facility. While there is some variation in requirements from region to region, we do not believe such variances materially impact regional operating results.  We believe our approach to regulatory issues supports our classification of our Silicones business as a single reporting unit.

3.  Staff Comment:  Please also provide us with a copy of the operating results information provided to members of your segment management for the year ended December 31, 2008.

Response:  We have supplementally provided and separately filed copies of the reports covering operating results provided to segment management:

Attachment 2: [**]

Attachment 3: [**]

Attachment 4: [**]

FORM 10‑Q FOR THE PERIOD ENDED JUNE 28, 2009

Item 1 – Financial Statements

Note 6 – Indebtedness, page 11

4.       Staff’s Comment:  We have reviewed your response to prior comment 5 from our letter dated November 24, 2009. Given Apollo's participation in the exchange of debt, we remind you that you should clearly disclose in future filings the nature and extent of involvement by any related parties in

** Confidential information omitted and filed separately with the Commission.

Mr. Jeffrey Gordon, Staff Accountant
Ms. Jeanne Baker, Assistant Chief Accountant
January 22, 2010

transactions that you are involved in. Please also clarify in your disclosures whether Apollo initiated this transaction.

Response:  The Staff’s comment is duly noted.  The Company carefully considered its disclosure obligations in regard to the described matter, and concluded that the transactions with Apollo are not required to be disclosed under Item 404(a) of Item S-K or otherwise.  We note two independent grounds for this conclusion.  First, Instruction 4(b) to Item 404(a), which states that no disclosure of a transaction involving indebtedness is required for security holders beneficially owning more than five percent of our common stock, such as Apollo.  Second, Instruction 7(a) to Item 404(a), states that no disclosure of a transaction is required if the rates or charges involved in the transaction are determined by competitive bids.  As discussed in our prior response, the exchange offers were conducted under a “reverse Dutch auction” procedure, in which the clearing prices for the various tranches of bonds (including those applicable to Apollo’s bonds that were exchanged in the offer) were determined by reference to the highest indicative offer prices submitted by the participants in the exchange offer.

We also advise the Staff that the exchange offers were initiated by the Company.  These transactions have been relatively common of late among highly-leveraged companies, as a means to reduce maturity obligations and to extend the time to maturity.  While our and our parent company’s boards of directors include Apollo representatives, those relationships are fully disclosed in our periodic filings.  The Board’s decision to authorize MPM to conduct the debt exchange was based upon, and consistent with, management’s recommendations.

Notwithstanding the instructions to Item 404(a) of Item S-K discussed above, in response to the Staff’s comment, we will take into account the Staff’s view in our future filings and disclose that Apollo participated in the exchange offers on the same terms, including the exchange ratios and proration, as other persons.  We will also note that Apollo representatives on our Board of Directors participated in the decision to undertake the transaction.

Mr. Jeffrey Gordon, Staff Accountant
Ms. Jeanne Baker, Assistant Chief Accountant
January 22, 2010

*   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions regarding our responses, please contact Mr. Anthony Colatrella, at (518) 533-4756, or Mr. Douglas Johns, at (518) 533-4662.

Sincerely,

/s/ Anthony S. Colatrella

Anthony S. Colatrella
Chief Financial Officer

Mr. Jeffrey Gordon, Staff Accountant
Ms. Jeanne Baker, Assistant Chief Accountant
January 22, 2010

Schedule of Attachments

1        Historical Five Year Comparisons – Silicones Segment – 2004-2009

2        [**]

3        [**]

4        [**]

** Confidential information omitted and filed separately with the Commission.